EXHIBIT 12
              BellSouth Telecommunications Inc.
          Computation Of Earnings To Fixed Charges
                    (Dollars In Millions)




                                              For the Six
                                              Months Ended
                                                June 30,
                                                  1997
1. Earnings

   (a) Income from continuing operations      $   2,134
before deductions for taxes and interest

   (b) Portion of rental expense
representative of interest factor                    22

     TOTAL                                    $   2,156

2. Fixed Charges

   (a) Interest                               $     275

   (b) Portion of rental expense
representative of interest factor                    22

     TOTAL                                    $     297

   Ratio (1 divided by 2)                           7.3